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81-3-5251-0201



July 31, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549



Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith is the Convocation Notice of the 135th Ordinary General Shareholders' Meeting dated June 12, 2003, which was prepared by the Company without preparing an English translation and is therefore hereby furnished with summary English translation.

- Convocation Notice of the 135th Ordinary General Shareholders' Meeting

  I. Details of the 135th Ordinary General Shareholders' Meeting

  II. Business report

    1. Review of operations
    2. Results by segment
    3. Research and development

4. Environmental preservation efforts
5. Capital expenditures and fund procurement
6. Upcoming challenges
7. Historical data on operating performance and assets

III. Description of business

1. Principal areas of business
2. Offices and manufacturing facilities
3. Common stock and shareholders
4. Acquisition, disposal and holdings of treasury stock
5. Employees
6. Consolidated companies
7. Principal lenders
8. Directors and statutory auditors
9. Significant events subsequent to the conclusion of the fiscal year

IV. Financial statements

1. Unconsolidated balance sheet
2. Unconsolidated statement of income
3. Statement of retained earnings

V. Reference data for the exercise of voting rights

The Company proposed the following agenda to be voted on at the 135th ordinary general shareholders' meeting:

First Agenda: Approval of the proposed appropriation of retained earnings for the Company's 135th fiscal year

The Company proposes to distribute a dividend of ¥7.50 per share, an increase of ¥1.00 from the previous fiscal year.

Second Agenda: Amendments to the Articles of Incorporation

The Company proposes to amend its Articles of Incorporation to implement the following changes:

(1) Renaming of the Company to "Olympus Corporation" as part of the Company's efforts to strengthen the Olympus brand;

(2) Additions to the "Business Purpose" section to accommodate the Company's business expansions;

(3) Reduction of appointment term of directors from 2 years to 1 year to enable more flexible and performance-based appointments;

(4) Changes to accommodate a revision in the Japanese Commercial Code that extended the term of statutory auditors;

(5) Changes to accommodate a revision in the Japanese Commercial Code that permits a quorum of 1/3 of all voting rights with respect to a special solution by shareholders; and

(6) Changes to accommodate a revision in the Japanese Commercial Code that permits the nullification of share certificates under specific circumstances.

Third Agenda: Repurchase of shares

The Company proposes that it be authorized to repurchase up to 5 million shares of its common stock at an aggregate price not exceeding ¥10 billion between the conclusion of this shareholders' meeting and the conclusion of the next ordinary general meeting of shareholders.

Fourth Agenda: Election of twelve directors

The Company proposes to elect the following directors whose terms shall begin at the conclusion of this shareholders' meeting when the terms of the ten current directors expire.

Re-elections: Masatoshi Kishimoto, Tsuyoshi Kikukawa, Toshiro Shimoyama, Atsushi Yusa, Masaaki Terada, Koji Miyata, Hiroshi Komiya,

Shinya Kosaka, Ken Yonekubo and Masaharu Ookubo

New elections:Isao Takahashi and Hideo Yamada

Fifth Agenda: Election of statutory auditor

The Company proposes to elect Tadahiko Amemiya to the Board of Auditors to replace Hitoshi Komata, who retires as of the conclusion of this shareholders' meeting.

Sixth Agenda: Retirement benefits to retiring auditor

The Company proposes to provide to retiring statutory auditor Hitoshi Komata certain retirement benefits, the amounts and timing of which are to be decided by the Board of Auditors.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,



Richard C. Kramer